KEEFE, BRUYETTE & WOODS

                                  A Stifel Company

787 7th Avenue, 5th Floor

New York, New York 10019

November 3, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kathryn McHale, Esq.

Re:	SBT Bancorp, Inc. (the “Company”) Registration Statement on Form S-1, as amended (File No. 333-206533) Request for Acceleration of Effective Date

Dear Ms. McHale:

As the Representative of the underwriters of the Company’s offering, and in accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join the Company in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 3:00 p.m. on November 5, 2015, or as soon thereafter as possible.

The undersigned, as Representative of the underwriters, advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very Truly Yours,
KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Benjamin H. Saunders
Name: Benjamin H. Saunders
Title: Managing Director